FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

ACAM2000 BLA completed



Acambis completes submission of US licence application for ACAM2000 smallpox vaccine


Cambridge, UK and Cambridge, Massachusetts - 18 April 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that it has completed submission of a Biologics License Application (BLA) to the US Food and Drug Administration
(FDA) to seek licensure of its investigational smallpox vaccine, ACAM2000.

As agreed with the FDA, Acambis submitted the BLA on a "rolling" basis, starting with the first portion in January 2006. The BLA includes safety, tolerability and immunogenicity data obtained from clinical trials of ACAM2000 conducted in more than 3,800 subjects. The ACAM2000 programme was given "fast-track" status by the FDA in December 2004.

Gordon Cameron, Chief Executive Officer of Acambis, commented:

"I'm very proud of Acambis' achievement in completing the ACAM2000 BLA submission just three-and-a-half years after ACAM2000's Investigational New Drug application was submitted. We look forward to the FDA completing its review of the BLA, which we anticipate will come before the end of 2006, based on ACAM2000's fast-track status."


                                     -ends-


Enquiries:


Acambis plc

Gordon Cameron, Chief Executive Officer

David Lawrence, Chief Financial Officer

Lyndsay Wright, VP, Communications and IR

Tel: +44 (0 1223 275 300

Financial Dynamics

David Yates/Anna Keeble

Tel: +44 (0) 20 7831 3113


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 18 April 2006                          ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.